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WASHINGTON, D.C.

Via EDGAR Transmission

Jeffrey Werbitt, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N. W.

Washington, D.C. 20549-0303

Re:                             Rubicon Medical Corporation

Schedule TO filed on May 3, 2005 by Nemo I Acquisition, Inc.

    and Boston Scientific Corporation

File No. 005-79841

Dear Mr. Werbitt:

On behalf of our clients, Nemo I Acquisition, Inc. (“Nemo”) and Boston Scientific Corporation (“BSC” and, together with Nemo, the “Companies”) set forth below are the responses to the comments (the “Comments”) of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 12, 2005 concerning Nemo’s Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on May 3, 2005 in connection with its tender offer for the remaining outstanding shares of common stock of Rubicon Medical Corporation (“Rubicon”) that BSC does not already own.  For your convenience, the responses below follow the Comments from your letter of May 12, 2005.

Schedule TO

General

1.              Advise us how you calculated the number of Rubicon security holders of record.  Refer to interpretation M.30 in the July 1997 Telephone Interpretations Manual publicly available on our website, www.sec.gov.

For purposes of disclosure in Rubicon’s Form 10KSB, Item 201(b) of Regulation S-B requires disclosure of “the approximate number of holders of record of each class of common equity.”  Rubicon’s transfer agent reported that, as of April 8, 2005, there were

Shearman & Sterling LLP is a limited liability partnership organized in the United States under the laws of the State of Delaware, which laws limit the personal liability of partners.

185 holders of record of Rubicon’s common stock, including broker-dealers and clearing firms holding shares on behalf of their clients, each of which was counted as a single stockholder.

For purposes of establishing our eligibility to suspend our duty to file periodic reports pursuant to Rule 12h-3, we applied the special counting method promulgated in Rule12g5-1, as interpreted in interpretation M.30 in the July 1997 Telephone Interpretations Manual.  More specifically, we first counted the number of holders of record on the stockholders list from our transfer agent, excluding Cede & Co.  We then obtained a Security Position Report from the Depository Trust Company and counted the number of brokerage accounts for which the securities were held, treating each such account as a single record holder, and added this number to the number of other holders of record, which total was 282 holders of record as of April 21, 2005.

2.              Notwithstanding the fact that Boston Scientific did not check the box on its Schedule TO to signify that this transaction is not subject to Rule 13e-3, please provide a brief legal analysis in support of Boston Scientific’s apparent conclusion that the tender offer for any and all of the outstanding shares of common stock of Rubicon is not a step in a series of transactions designed to take Rubicon private within the meaning of Rule 13e-3.  This discussion should specifically address any and all of Boston Scientific’s earlier purchases of Rubicon common stock.

This transaction is not a “Rule 13e-3 transaction” as that term is defined in Rule 13e-3(a)(3), which states, in part, that “A ‘Rule 13-3 transaction’ is any transaction or series of transactions. . .  which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of this section; . . . “

The effects referred to in paragraph (a)(3)(ii) are:

(A)          Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to be held of record by less than 300 persons; or

(B)            Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Rubicon had no class of equity securities that were held of record by 300 or more persons; while Rubicon files periodic reports with the Commission, it does so voluntarily.  Accordingly, this transaction cannot cause any class of equity securities of the issuer to be held of record by less than 300 persons.  Prior to this transaction, Rubicon’s common

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stock was quoted on the OTC Bulletin Board, but was not listed on any national securities exchange or the NASD National Market System.  We had a conversation with another member of the Staff, Michael Pressman, Esq., on April 18, 2005 during which Mr. Pressman confirmed that  the OTC Bulletin Board was not an inter-dealer quotation system of any registered national securities association.  The policy underlying Rule 13e-3 is that security holders should receive certain additional information in connection with a transaction that either may result in shareholders losing the liquidity provided by a national exchange or the NASDAQ National Market System or allowing the issuer to de-register or suspend its duty to file periodic reports under the Securities Exchange Act of 1934 (the “1934 Act”).  The policy considerations are not present here because that liquidity is not currently available, and Rubicon was eligible for suspension of its duty to file periodic reports even in the absence of a transaction.  Accordingly, this transaction is not a “Rule 13e-3 transaction” because it will have neither of the effects specified in Rule 13e-3(a)(3)(ii).

3.              Because Boston Scientific is not making the tender offer exclusively on behalf of Rubicon, the offer appears to be subject to Regulation 14D and not Rule 13e-4.  Boston Scientific should file an amendment to the Schedule TO using the EDGAR header tag TO-T/A, assuming that this offer is required to be filed pursuant to Section 14(d).  If a TO-T/A is required, include all disclosures required by that schedule not previously included in the initial Schedule TO filing and designate the filing as a third-party tender offer.  In addition, Rubicon should file a Schedule 14D-9.  While we recognize that Boston Scientific may have made the filing under cover of Schedule TO-I based on its reading of Rule 13e-4, please note Boston Scientific, as a third party affiliate of Rubicon, is ineligible to make an issuer tender offer as defined in Rule 13e-4 unless it is a 100%-owned subsidiary or affiliate of Rubicon.

It is our opinion that this transaction is not subject to Regulation 14D.  Section 14(d)(1) promulgated under the 1934 Act states in relevant part that “It shall be unlawful for any person . . . to make a tender offer for . . . any class of any equity security which is registered pursuant to section 12 of this title. . .”  Rubicon’s common stock is not registered pursuant to section 12 of the 1934 Act; instead, the issuer voluntarily files periodic reports pursuant to section 15(d).  Therefore, Regulation 14D does not apply to this transaction.

While this transaction is not subject to Regulation 14D, Rule 13e-4 explicitly contemplates that issuers that file periodic reports pursuant to section 15(d) are subject to its applicability.  Rubicon is an “issuer” as that term is defined in Rule 13e-4(a)(1), which states, in part, that “[t]he term ‘issuer’ means any issuer which . . . is required to file periodic reports pursuant to section 15(d). . .”  In our earlier conversations with Mr. Pressman, he stated that the Staff takes the view that an issuer that files periodic reports pursuant to section 15(d) on a voluntary basis would be deemed to be “required” to file periodic reports.  Under this interpretation, the criteria for applicability of Rule 13e-4

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could apply to our transaction while the criteria for applicability of section 14(d)(1) do not.

4.              We note that in addition to the cash that will be paid to security holders promptly after the expiration of this offer, security holders will have the right to receive additional payments in the aggregate of up to $1.44 per share.  Please advise of the basis for your belief that these contingent payment rights may be issued without registration under the Securities Act or qualification under the Trust Indenture Act of 1939.  To the extent that your analysis relies on Commission releases or no-action letters, please advise.

The Staff has consistently taken the position that the right of shareholders of an acquired company to receive contingent payments pursuant to an acquisition transaction is not a security requiring registration under the Securities Act of 1933 (the “1933 Act”) or qualification under the Trust Indenture Act of 1939 (the “1939 Act”) where those rights meet certain well established criteria.  A no action letter from the Staff dated April 28, 1989 in respect of Genentech Clinical Partners III (the “Genentech Letter”), a copy of which is attached hereto for your convenience, illustrates the application of those criteria to facts that are very similar to those presented here.  In the Genentech transaction, the Staff agreed not to recommend enforcement action if the certain contingent payment rights were not registered under the 1933 Act or qualified under the 1939 Act..

In the Genentech Letter, Genentech set forth the “well-defined set of criteria for identifying contingent payment rights that are not required to be registered under the Securities Act” as follows:

1.               the contingent payment rights are an integral part of the consideration to be paid in the acquisition,

2.               the contingent payment rights do not represent any ownership or equity interest,

3.               the contingent payment rights are not transferable or assignable except by will, the laws of intestacy or by other operation of law,

4.               the contingent payment rights are not be represented by any certificate or instrument,

5.               the holders of the contingent payment rights have no rights of stockholders such as voting rights or dividend rights,

6.               the contingent payment rights do not guarantee any minimum payment or sum certain and bear no stated rate of interest and

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7.               Any amount ultimately paid to the holders of the contingent payment rights will not depend upon the operating results of the surviving entity.

In the transaction that was the subject of the Genentech Letter, the contingent payment rights were based on a percentage of net revenues received by Genentech from sales of products containing tumor necrosis factor-alpha (“TNF”) for human pharmaceutical use in the United States, payable for a ten-year period commencing with the date of the first receipt by Genentech of revenues from the commercial sale in the United States of a product containing TNF.

The contingent payment rights in our transaction are analogous to those in the Genentech Letter.  Similar to the contingent payment rights in the Genentech Letter, in our transaction, the transaction agreement generally provides for additional payments based on assets whose value is difficult to establish at this time.  In our transaction, the contingent payment rights are based upon the achievement of three milestones:  one milestone relating to FDA approval of an embolic protection filter or another qualifying similar device (the “Filter”) and two milestones relating to the achievement of two separate dollar thresholds of net sales of the Filter during a period of 12 or fewer consecutive months within the first five years following FDA approval.

It is our opinion that the contingent payment rights are not required to be registered under the 1933 Act because they satisfy all of the criteria in the Genentech Letter and other no-action letters.  See, e.g., Minnesota Mining and Manufacturing Company (October 13, 1988), Essex Communications Corp. (June 28, 1988), Slater Development Corp. (May 9, 1988), CMC Real Estate Corporation (March 21, 1987) and Star Supermarkets, Inc. (December 22, 1982).  The contingent payment rights are an integral part of the consideration to be paid in the acquisition.  As in the Genentech Letter, there is significant uncertainty regarding the value of the Filter technology.  If FDA approval is not obtained, its value is substantially limited.  The contingent payment rights do not represent any ownership or equity interest, because the holders of the rights have only a right to receive the specified contingent payments if and when the performance criteria with respect to the Filter are met and have no other claims or powers on or over Rubicon or any other entity.  The contingent payment rights are not transferable or assignable.  The contingent payment rights are not represented by any certificate or instrument.  The holders of the contingent payment rights have no rights of stockholders such as voting rights or dividend rights.  The contingent payment rights do not guarantee any minimum payment or sum certain and bear no stated rate of interest.  Any amount ultimately paid to the holders of the contingent payment rights will not depend upon the operating results of the surviving entity; there is no necessary correlation between the success or failure of Rubicon’s operations and the amount of the contingent payment rights.  The amount of the contingent payment rights depends solely upon FDA approval and the net sales of the Filter.

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The contingent payment rights do not need to be qualified under the 1939 Act because, in line with the foregoing analysis, they are not securities subject to the 1939 Act’s requirements.

Section 304(a) (1) of the 1939 Act limits the 1939 Act’s coverage to:

“(A) A note, bond, debenture or evidence of indebtedness whether or not secured, or

(B) A certificate of interest or participation in any such note, bond, debenture or       evidence of indebtedness or

(C) A temporary certificate for or guarantee of any such note, bond, debenture, evidence of indebtedness or certificate.”

The contingent payment rights are contingent rights to receive payment. There is no guarantee that any payments will be made at all, and if payments are made, there is no way of accurately predicting the amount of the payments.  The contingent payment rights will not be represented by any certificate, will not be interest-bearing and will not be either a note, bond, debenture or evidence of indebtedness as such terms are generally understood.

5.              Please advise of the basis for your belief that the additional payment satisfies the prompt payment rule set forth by Rule 14e-1(c).

It is our opinion that the Additional Payments satisfy the prompt payment rule set forth by Rule 14e-1(c).  The component of “consideration” represented by the Additional Payments will in fact be paid in compliance with the prompt payment rule, because the consideration is not the cash itself that might be paid in the future, but instead the right to receive the Additional Payments in cash if and only if certain milestones are achieved. Tendering shareholders will obtain the right to receive the Additional Payments precisely at the same time as the cash component of the consideration is paid to the stockholder in compliance with Rule 14e-1(c).

Offer to Purchase for Cash

Terms of the Offer; Expiration Date, page 4

6.              You disclose that the purchaser shall pay for the tendered shares “promptly following the acceptance of [s]hares for payment pursuant to the [o]ffer.”  Please reconcile your statement with Rule 14e-1(c) that requires the prompt payment of security holders “after the termination or withdrawal of a tender offer.”

This statement is consistent with the requirement that security holders receive payment promptly “after the termination ….of a tender offer.”  The shares are accepted for

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payment, which will occur contemporaneously with the expiration (i.e., termination) of the Offer.  Thus, payment “promptly following the acceptance of the Shares for payment” must also be promptly following termination.

We further note that the sentence in the Offer to Purchase that immediately follows the statement cited by the Staff above, copied below for your convenient reference along with the statement cited above, indicates that (1) the purchaser will comply with Rule 14e-1(c) and (2) the statement cited above is explicitly subordinate to such sentence that asserts the purchaser’s compliance with Rule 14e-1(c) (i.e., “Notwithstanding the immediately preceding sentence . . .”).  This language was developed in response to similar comments from the Staff in the past.

Purchaser shall pay for all Shares validly tendered and not withdrawn promptly following the acceptance of Shares for payment pursuant to the Offer.  Notwithstanding the immediately preceding sentence and subject to the applicable rules of the Commission and the terms and conditions of the Offer, Purchaser also expressly reserves the right . . . to delay payment for Shares in order to comply in whole or in part with applicable laws (any such delay shall be effected in compliance with Rules 13e-4(f)(2)(ii) and 14e-1(c) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which requires Purchaser to pay the consideration offered or to return Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer) . . .

Withdrawal Rights, page 10

7.              Please revise this section to describe when withdrawal rights become available pursuant to Section 14(d)(5) of the Securities Exchange Act of 1934 and cite to Rule 14d-7 promulgated thereunder instead of Rule 13e-4(f)(2)(ii).

It is our opinion that Section 14(d)(5) of the 1934 Act and Rule 14d-7 are not applicable to this transaction as set forth in our response to Comment No. 3 above.

Certain Information Concerning the Company, page 14

8.              We note your reference to public reference facilities in New York and Chicago.  Please note for future filings that the only public reference facility is located in Washington, D.C.

Noted.

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Closing

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since Boston Scientific and Nemo is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from Boston Scientific and Nemo acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please see attached statement.

Please direct any comments or questions regarding the response to the Staff’s Comments to the undersigned at (212) 848-7666, Stephen Sawyer at (212) 848-4971 or by facsimile at (646) 848-7616 and (646) 848-4791, respectively.

Best regards,

Peter D. Lyons, Esq.

cc:                                 Vance Brown, Esq.

Attachments

8

Boston Scientific Corporation

One Boston Scientific Place

Natick, Massachusetts  01760-1537

May 17, 2005

Jeffrey Werbitt, Esq.
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
450 Fifth Street, N. W.

Washington, D.C. 20549-0303

Acknowledgement

Ladies and Gentlemen:

Reference is made to your letter, dated May 12, 2005, concerning the Schedule TO filed on May 3, 2005 by Nemo I Acquisition, Inc. (“Nemo”) and Boston Scientific Corporation (“BSC” and, together with Nemo, the “Companies”) in connection with the tender offer for the issued and outstanding shares of Rubicon Medical Corporation that BSC does not already own.

Per your request, each of BSC and Nemo acknowledge that:

•                  it is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of this page left blank intentionally.]

Very truly yours,

BOSTON SCIENTIFIC CORPORATION

By:
Name:	Lawrence J. Knopf
Title:	Vice President and Assistant
General Counsel

NEMO I ACQUISITION, INC.

By:
Name:	Lawrence J. Knopf
Title:	Vice President — Legal

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1989 SEC No-Act. LEXIS 622

Trust Indenture Act of 1939 — Section 304(a)(1)

April 28, 1989

CORE TERMS:  partnership, acquisition, Securities Act, commission staff, holders, no-action, Exchange Act, registered, certificate, Trust Indenture Act, partner, affiliate, net revenues, pharmaceutical, registration, contingent, operation of law, transferable, technology, integral part, deferred, liquidation, assignable, five-year, dividend, voting, enforcement action, rate of interest, purchase price, termination

[*1]

Genentech Clinical Partners

TOTAL NUMBER OF LETTERS: 4

SEC-REPLY-1: SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

April 28, 1989

RESPONSE OF THE OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

Re: Genentech Clinical Partners III

Incoming letters dated March 23, 1989, April 17,

and April 26, 1989

Based on the facts presented, the Division will not recommend enforcement action to the Commission if the two forms of contingent payment rights are issued without registration under the Securities Act of 1933 or qualification under the Trust Indenture Act of 1939. In reaching this position, we have particularly noted that the rights are an integral part of the consideration to be received by selling security holders in the proposed transaction; any amount ultimately payable pursuant to the rights is not dependent on the operating results of Genentech, Inc.; the rights will not be transferable except by operation of law; the rights carry no voting or dividend rights and do not bear a stated rate of interest; the rights will not be represented by any form of certificate or instrument; and the rights will not represent any equity or ownership interest in Genentech, Inc., or the Partnership.

Because these [*2]  positions are based on the representations made to the Division in your letters, any different facts might require a different result. Moreover, this letter only expresses the Division’s position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely.

Michael Hyatte

Special Counsel

INQUIRY-1: Cooley Godward Castro Huddleson & Tatum

April 26, 1989

VIA TELECOPY

Michael G. Hyatte, Esq.

General Counsel’s Office

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3-3

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Genentech Clinical Partners III — Request for No-Action Letter Concerning Contingent Payment Rights in an Acquisition as Described in our Letter dated March 23, 1989 as supplemented by letter dated April 17, 1989 (the “GCP III Letter”)

Dear Mr. Hyatte:

As we have previously discussed, we hereby withdraw that portion of the no-action request contained in the GCP III Letter that relates to the status of the contingent payment rights discussed therein under the Securities Exchange Act of 1934, as amended. We continue to request that the Commission staff concur with our views, as expressed in the GCP III [*3]  Letter, with respect to the Securities Act of 1933, as amended and the Trust Indenture Act of 1939, as amended.

Yours truly,

Michael R. Jacobson

INQUIRY-2: Cooley Godward Castro Huddleson & Tatum

April 17, 1989

Mr. Michael Hyatt

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The no-action request filed on March 24, 1989

concerning Genentech Clinical Partners III

(the “No-Action Request”)

Dear Mr. Hyatt:

As we discussed in our telephone conversation of April 12, 1989, this letter sets forth some additional information concerning the Acquisition discussed in the No-Action Request (the “Acquisition”).

As a result of further discussions between the parties to the Acquisition (the “Parties”), the terms of the Contingent Payment Rights to be paid pursuant to the Acquisition Agreement to be entered into by the Partnership and Genentech (the “Acquisition Agreement”) have been refined as stated below:

1. In the No-Action Request, we stated that the Contingent Payment Rights will be a percentage of the net revenues, if any, received by Genentech or its affiliates from sales of products containing TNF for human pharmaceutical [*4]  use in the United States. The Parties have decided that sales by Genentech’s licensees should be included for the purpose of determining the amount to be paid under the Contingent Payment Rights. Thus the Contingent Payment Rights will be a percentage of the net revenues, if any, received by Genentech, its affiliates or its licensees from sales of products containing TNF for human pharmaceutical use in the United States.

2. The Parties have decided that the Acquisition Agreement would terminate and no Contingent Payment Rights would ever be paid if by December 31, 2005 there have been no commercial sales by Genentech, its affiliates or its licensees of products containing TNF for human pharmaceutical use in the United States.

3. The Parties have decided that if in any year the payments to be made under the Contingent Payment Rights would exceed fifty percent (50%) of the gross revenue received by Genentech or its affiliates from the sale of TNF in the United States in that year (the “50% Amount”) such payments shall instead be equal to the 50% Amount.

4. The Parties have decided that if Genentech or an affiliate of Genentech sells to a third party substantially all of the technology [*5]  assets acquired by Genentech in the Acquisition, Genentech will pay to the Limited Partners of Genentech Clinical Partners III a payment equal to 10% of the gross proceeds from such sale.

These refinements to the terms of the Contingent Payment Rights do not change our conclusion as stated in the No-Action Request nor do they alter the analysis by which we reached this conclusion.

If you have any questions, please feel free to call Michael Jacobson, James Jones or me collect at (415) 494-7622.

Very truly yours,

Benjamin A. Pettit

INQUIRY-3: Cooley Godward Castro Huddleson & Tatum

March 23, 1989

William E. Morley, Esq.

Chief Counsel

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

Re: Genentech Clinical Partners III — Request for No-Action

Letter Concerning Contingent Payment Rights In

An Acquisition Transaction

Dear Mr. Morley:

We are writing his letter on behalf of our client, Genentech Clinical Partners III (the “Partnership”) to solicit the interpretive advice of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission Staff”) in connection with certain  [*6]  issues concerning the Securities Act of 1933, as amended (the “Securities Act”) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Trust Indenture Act 1939 (the “Trust Indenture Act”). We hereby request that the commission staff concur with our view that the two types of contingent payment rights described in this letter to be paid to the Partnership by Genentech, Inc. (“Genentech”) 1) are not securities requiring registration under the Securities Act or the Exchange Act, and 2) may be granted without the qualification of an indenture under the Trust Indenture Act. If the commission Staff concurs with our view, we request that the Staff state in writing that it would not recommend any enforcement action if the acquisition described below takes place without such registration or qualification.

I. Background and Facts

A. The Parties

Genentech, a Delaware corporation, is a biotechnology company focusing on the development, manufacture and marketing of pharmaceutical products produced by recombinant DNA technology. Genentech is subject to the reporting requirements of the Exchange Act. Its common stock (par value $ 0.02) is listed and principally traded  [*7]   on the New York Stock Exchange.

The Partnership was formed in 1984 with the principal objective of deriving income from the manufacture and sale of a tumor necrosis factor-alpha (“TNF”) for human pharmaceutical use in the United States. TNF is a naturally occurring substance that as thought to potentially have applications as a treatment far certain malignant tumors and hematological cancers. The Partnership has in excess of 500 limited partners and is subject to the reporting requirements of the Exchange Act. The limited partnership interests of the partnership are subject to substantial restrictions on transfer, and there is no established trading market for such interests.

Genentech Development Corporation is a California corporation wholly-owned by Genentech, and is the general partner of the Partnership (the “General Partner”). The General Partner’s Board of Directors consists of six members, one of whom is a current officer of Genentech and two of whom are former officers of Genentech.

B. Background

On December 31, 1984, Genentech and the Partnership entered into certain agreements pursuant to which Genentech granted a license to the Partnership for the manufacture and  [*8]   sale of TNF using recombinant DNA technology developed by Genentech, and Genentech contracted to perform for the Partnership certain research and experimentation related to TNF with the goal of receiving manufacturing approval from the United States Food and Drug Administration (the “Research Program”).

Human clinical testing of TNF began in 1985; the results to date have been disappointing and have failed to identify any disease where TNF has demonstrated sufficient efficacy to justify the commencement of “Phase III” human clinical testing (testing aimed at a specific disease for purposes of preparing a Food and Drug Administration Product License Application). As a result of the disappointing research results from the Research Program, the General Partner determined October 1988 to seek a buyer for the Partnership’s technology assets and to reduce the scope of the Research Program to the minimum level necessary to maintain the value of such assets. After an extensive search conducted with the aid of the investment banking firm of Montgomery Securities, in January 1989 the partnership received two bids for the Partnership’s technology assets (or a portion thereof), one of which  [*9]   was from Genentech. The General Partner, based on the recommendation of a special committee of independent directors, determined that the bid made by Genentech was the superior bid and accepted it. Subject to approval by the limited partners of the partnership (the “Limited Partners”), Genentech will acquire the Partnership’s technology assets (consisting primarily of certain patent rights, know-how, trade secrets, clinical test results and other intellectual property) on the terms set forth below (the “Acquisition”). If the Acquisition is approved, the Partnership will be liquidated shortly after the Acquisition is completed.

C. The Acquisition

Genentech will provide the following consideration to the Partnership in the Acquisition: 1) Genentech will assume the Partnership’s liabilities as shown on the partnership’s balance sheet as of December 31, 1988 (approximately $ 2,900,000); 2) Genentech will agree to invest $ 2,500,000 over the next five years to commercially develop TNF or, if Genentech fails to spend at least $ 2,500,000, Genentech will pay to the Partnership the difference between $ 2,500,000 and the amount that Genentech does spend to develop TNF (the “Termination  [*10]   Payment”); and 3) Genentech will pay to the Partnership a percentage of the net revenues, if any, received Genentech or its affiliates (as defined) from sales of of products containing TNF in the United States for human pharmaceutical use (the “Contingent Payment Rights”).

The consent the Limited Partners will be solicited by means of a proxy statement (the “Definitive Proxy Statement”) that will conform with the requirements of regulation 14A and, because the Partnership will cease to be a reporting company under the 1034 act if the Acquisition and resultant liquidation occur, will also contain the additional information mandated by Rule 13e-3 and Schedule 13E-3. Included with the Definitive Proxy Statement will be the Partnership’s Annual Report on Form 10-K for 1988 and, if appropriate, the Partnership’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1989. The terms of the Acquisition will be set forth in a document (the “Acquisition Agreement”) that will be set forth in full as an appendix to the Definitive Proxy Statement. It is currently expected that a preliminary form of the Definitive Proxy Statement will be filed with the Securities and Exchange Commission  [*11]   on or about April 5, 1989.

Upon liquidation of the Partnership, the Contingent Payment Rights and the rights to receive the Termination Payment will be distributed to the Limited Partners in proportion to the number of units of limited partnership interest held by each of them. It is anticipated that the Acquisition Agreement will empower the Partnership to procure the services of an agent to administer the payment of both the Contingent Payment Rights and the Termination Payment (the “Agent”). The Agent will maintain a listing of the names, addresses and tax identification numbers of all holders of the Contingent Payment Rights and rights to receive the Termination Payment (the “Holders”). When and if Genentech is obligated to pay amounts to the Holders, Genentech will transfer such amounts to the Agent, who will then disburse the appropriate portions of the payment among the Holders.

D. The Contingent Payment Rights

The Contingent Payment Rights will be a percentage of the net revenues, if any, received by Genentech or its affiliates (as defined in the Acquisition Agreement) from sales of products containing TNF for human pharmaceutical use in the United States (“Net Revenues”).  [*12]   The Contingent Payment Rights will require Genentech to pay the Partnership the following amounts with respect to each twelve month period following initial receipt by Genentech or its affiliates of Net Revenues: three percent of Net Revenues of $ 25,000,000 or less; five percent of Net Revenues in excess of $ 25,000,000, but less than or equal to $ 50,000,000; and eight percent of Net Revenues in excess of $ 50,000,000. The Contingent Payment Rights will be paid for a ten-year period commencing with the date of the first receipt by Genentech or its affiliates of revenues from the commercial sale in the United States of a product containing TNF. The Contingent Payment Rights represent an attempt to set a fair purchase price for the technology assets of the Partnership in light of difficulties in currently valuing the Partnership’s legal rights relating to TNF. As such, the Contingent Payment Rights constitute an integral part of the consideration to be paid in the Acquisition. The Contingent Payment Rights “bill be set forth only in the Acquisition Agreement and will not be evidenced by any form of certificate or instrument. They will be of limited duration. They will not have a trading  [*13]   market, and will not be assignable or transferable except by will, the laws of intestacy or other operation of law. They will bear no stated interest rate. They will in no way represent equity or ownership interests in Genentech and will have no voting, dividend or liquidation rights. They will not depend upon the general operating results of Genentech as an entity, but will only relate to revenues, if any, from the sale of products containing TNF.

E. The Termination Payment

As part of the consideration for the Acquisition, Genentech will pay the Termination Payment to the Limited Partners if Genentech fails to expend at least $ 2,500,000 on the development of TNF during a five-year period commencing with the consummation of the Acquisition. The Termination Payment will be made within sixty days of the final termination of funding of research on TNF by Genentech or the end of the five-year period, whichever occurs earlier.

The Termination Payment has a dual purpose: 1) it provides the Partnership with some assurance that efforts to commercialize TNF will continue and that the Contingent Payment Rights may therefore have some value; and 2) by presenting a defined sum that Genentech  [*14]   could pay as an alternative to such a development effort, it provides part of an alternative means of valuing the Partnership assets should Genentech choose to cease commercialization efforts. Thus the Termination Payment constitutes an integral part of the consideration to be paid in the Acquisition; the Contingent Payment Rights and the Termination Payment are tied together as portions of mutually reinforcing alternative estimations of a fair purchase price for the Partnership assets.

The Termination Payment will be a one-time, contingent payment. It will have a limited duration since it must be paid, if at all, within sixty days after the end of the five-year period. The rights to receive the Termination Payment will not be evidenced by any form of certificate or instrument, but will be set forth in the Acquisition Agreement. These rights will not be assignable or transferable except by will, the laws of intestacy or other operation of law, and there will be no trading market for them. They will not bear a stated rate of interest. They will in no way represent any equity or ownership interests in Genentech and will have no voting, dividend or liquidation rights. Neither the existence  [*15]   nor the amount of the Termination Payment will depend upon the operating results of Genentech.

II. The Contingent Payment Rights And The Termination

Payment Are Not Securities Required To Be Registered

Under the Securities Act

We believe that as a result of the characteristics described above, the Contingent Payment Rights and the Termination Payment are not Securities required to be registered under the Securities Act.

A. Precedents

The Commission Staff has repeatedly taken a no-action position on the question of whether deferred payment rights similar to the Contingent Payment Rights and the Termination Payment must be registered under the Securities Act.

In Minnesota Mining and Manufacturing Company (“3M”) (October 13, 1988) the Commission Staff did not require contingent payment rights given as partial consideration or a company acquired in a stock for stock merger to be registered under the Securities Act. These rights were to be paid in shares of 3M stock equivalent to fixed monetary amounts which were dependent upon whether the acquired company was able to meet certain revenue levels in the future, and upon the amount of future revenues generated by sales of products  [*16]   developed by the acquired company. The Commission Staff cited the following facts as being particularly relevant to its decision: 1) the rights were an integral part of the consideration to be received in the merger; 2) the holders of the rights were to have no rights common to stockholders such as voting and dividend rights; 3) the rights bore no stated rate of interest; 4) the rights were not assignable or transferable except by operation of law; and 5) the rights were not represented by any form of certificate instrument.

In Essex Communications Corp. (June 28, 1988) the Commission Staff permitted the distribution of a deferred cash considerable right as part of the consideration for Essex’s acquisition by merger of U.S. Cable Television Group without requiring that such rights be registered under the Securities Act. These rights were related in part to the number of subscribers to certain cable networks. The Commission Staff based its no-action stance upon the facts that: 1) the rights were an integral part of the consideration to be received in transaction; 2) the rights did not represent an ownership interest in the company; 3) the rights were not transferable except by operation  [*17]   of law or by will; 4) the rights were not represented by any form of certificate or instrument; and 5) any amount ultimately paid to the holders of the rights would not depend upon the operating results of the company.

In Slater Development Corp. (May 9, 1988) the Commission Staff did not require deferred cash consideration rights constituting part of the consideration in a merger to be registered under the Securities Act. The holders of these rights were entitled to receive a percentage of certain funds, the amount of which depended upon the resolution of a lawsuit. The Commission Staff cited the same facts as in Essex as being particularly relevant to its decision.

Similarly, in CMC Real Estate Corporation (March 21, 1987), the Commission Staff took a no-action stance with respect to registration under the Securities Act of deferred cash compensation rights given in a merger transaction. These right entitled the holders to receive part of either the cash proceeds received from the disposition of commuter rail lines subject to a pending eminent domain proceeding or an amount of ash equal to the fair market value of the rail lines. The Commission Staff cited the same reasons for  [*18]   its decision as in Essex.

Star Supermarkets, Inc. (December 22, 1982) involved a repurchase by Star Supermarkets, Inc. (“Star Markets”) of its shares for cash consideration plus a deferred cash payment to be made if and when Star Markets received a tax refund. The amount of the deferred cash payment depended upon revenues and net earnings of Star Markets from the date of the initial payment of the cash portion of the consideration the date of the deferred cash payment. Even though the consideration was to some extent dependent upon the operating performance of Star Markets, the Commission Staff concluded that the rights to the deferred cash payment were not securities required to be registered under the Securities Act since they were not transferable except by will, by succession or by operation of law, and they were not evidenced by any certificate.

The Commission Staff has taken several other no-action positions regarding contingent payment rights similar to those above and to the Contingent Payment rights and the Termination Payment. See e.g., Lorimar, Inc. (November 4, 1985); Northwestern Mutual Life Insurance Company (March 3, 1983); and Lifemark Corporation (November 17, 1981).  [*19]

B. Application

Thus, the Commission Staff has developed a well-defined set of criteria for identifying contingent payment rights that are not required to be registered under the Securities Act. For the following reasons we conclude that the Contingent Payment Rights and the Termination Payment meet this set of criteria.

1. The Contingent Payment Rights

The Contingent Payment Rights that Genentech will issue to the Limited Partners in the Acquisition are very similar to the rights involved in the situations described in the no-action letters discussed above. The specific characteristics of the Contingent Payment Rights should remove them from the category of securities required to be registered under the Securities Act.

a) As explained above, the Contingent Payment Rights are an integral part of the consideration to be paid in the Acquisition. Genentech is purchasing from the Partnership technology assets whose value is difficult to establish at this time: TNF may become a commercially successful product or it could produce no revenue whatsoever. The Contingent Payment Rights are a fundamental component of an attempt to approximate a fair price for these assets. The Contingent  [*20]   Payment Rights are an essential part of the purchase price.

b) The Contingent Payment Rights will not represent any ownership or equity interest in Genentech. The holders of the Contingent Payment Rights will have the right to receive a portion of the net revenues received by Genentech or its affiliates from the sale of products containing TNF that are sold for human pharmaceutical use in the United States. They will have no other claims on or powers over Genentech.

c) The Contingent Payment Rights will not be transferable or assignable except by will, the laws of intestacy or by other operation of law.

d) The Contingent Payment Rights will not be represented by any certificate or instrument. They will instead be set forth in the Acquisition Agreement as to which each Limited Partner, after the liquidation of the Partnership, will be a third party beneficiary.

e) The holders of the Contingent Payment Rights will have no rights of stockholders such as voting rights or dividend rights.

f) The Contingent Payment Rights will not guarantee any minimum payment or sum certain and will bear no stated rate of interest.

g) Any amount ultimately paid to the holders of the Contingent Payment   [*21]  Rights will not depend upon the operating results of Genentech. There is no necessary correlation between the success or failure of Genentech’s operations and the amount of the Contingent Payment Rights. The amount of the Contingent Payment Rights depends solely upon the revenues, if any, received by Genentech or its affiliates from the sale of products containing TNF in the United States for human pharmaceutical use; it has noting to do with Genentech’s overall sales, profits or losses. TNF, if successfully developed as a commercial product, would be but one drug among Genentech’s portfolio of pharmaceutical products. If TNF is not developed as a commercial product, Genentech could have a very profitable year while the Holders receive nothing from the Contingent Payment Rights. Conversely, TNF could be successful, causing Genentech to pay substantial sums to the Holders under the terms of the Contingent Payment Rights, while Genentech as a whole does poorly if its other products do poorly. Simply put, the Contingent Payment Rights represent part f an estimated purchase price for the Partnership’s technology assets and do not represent an investment in Genentech.

In this respect,  [*22]   the Contingent Payment Rights appear to be analogous to he “Contingent Payment Shares” to be issued in respect of “New Product Revenues in the 3M no-action letter. In 3M, “New Product Revenues” as defined in that company’s acquisition agreement were to meet or exceed $ 1 million for any 12 month period prior to December 31, 1992, an additional $ 3 million of 3M shares were to be issued to the acquired corporation’s shareholders and if such revenues exceeded $ 4 million, a further $ 3 million in 3M shares were to be issued. Although it is not completely clear from the 3M letter, appears that “New Product Revenues would exist only the development of certain products by the acquired corporation were to be successfully completed after the 3M acquisition. This situation parallels the Acquisition since any payments under the Contingent Payment Rights will be dependent upon the successful commercial development of TNF by Genentech after the Acquisition.

2. The Termination Payment

The specific characteristics of the Termination Payment remove it also from the category of securities required to be registered under the Securities Act.

a) As discussed above, the Termination Payment is an  [*23]   integral part of the consideration to be paid in the Acquisition. It represents an alternative attempt to set a fair price for assets of indeterminate value. The Termination Payment provides incentive for Genentech to continue to develop TNF. If such development becomes commercially unreasonable, the amount paid as a Termination Payment is an integral part of the consideration to be paid in the Acquisition.

b) The Termination Payment will not represent any ownership or equity interest in Genentech. The holders of the rights to receive the Termination Payment have the right to receive a defined sum of money from Genentech should

Genentech fail to spend $ 2,500,000 developing TNF in a five-year period. They have no other claims on or powers over Genentech.

c) The Termination Payment will not be transferable or assignable except by will, the laws of intestacy or by other operation of law.

d) The rights to receive the Termination Payment will not be represented by any certificate or instrument. They will instead be set forth in the Acquisition Agreement as to which each Limited Partner, after the liquidation of the Partnership, will be a third party beneficiary.

e) The holders of the   [*24]  rights to receive the Termination Payment will have no rights common to stockholders such as voting rights or dividend rights.

f) The Termination Payment will not guarantee any minimum payment or sum certain and will bear no stated rate of interest.

g) Any amount ultimately paid to the holders of the right to receive the Termination payment will not depend upon the operating results of Genentech. Either Genentech spends at least $ 2,500,000 over the five-year period to develop TNF, in which case no amount would be paid as a Termination payment, or Genentech spends less than $ 2,500,000 over the five-year period to develop TNF, in which case Genentech will pay to the Partners the difference between the amount expended and $ 2,500,000 as the Termination Payment. The amount paid will bear no relation to Genentech’s operating results. The Termination Payment is not an investment in Genentech. It is simply one part of alternative methods for estimating a purchase price for the Partnership’s assets.

III. The Contingent Payment Rights And The Termination

Payment Are Not Securities Required To Be Registered

Under the Exchange Act

Section 12(g) of the Exchange Act requires registration of  [*25]   “equity securities”, as defined in Section 3(11) of the Exchange Act, of certain issuers. Section 3(11) defines the term “equity security” by reference to the term “security”, the definition which, set forth in Section 3(10) of the Exchange Act, is similar to that found in Section 2(1) of the Securities Act. We do not believe that registration of either the Contingent Payment Rights or the Termination Payment under Section 12(g) should be required since, applying the foregoing rationale, the Contingent Payment Rights and the Termination Payment are not “equity securities” for purposes of Section 12(g). Furthermore, since the Contingent Payment Rights and the right to receive the Termination Payment are not transferable or assignable except by will, the law of intestacy or other operation of law, and since Genentech is already subject to the reporting obligations of the Exchange Act, no public policy would be served by requiring registration of these rights under the Exchange Act. In other no-action letters where the Commission Staff has not required registration of contingent payment rights under the Securities Act, the Commission Staff has also, and for the same reasons not required  [*26]   registration of those rights under the Exchange Act. See First Boston, Inc. (December 2, 1988); and Essex Communications Corp. (June 28, 1988).

IV. The Contingent Payment Rights And The Termination Payment Are Not Securities Required To Be Qualified As Indentures Under the Trust Indenture Act

We also believe that neither the Contingent Payment Rights nor the Termination Payment need to be qualified under the Trust Indenture Act because, in line with the foregoing analysis, they are not securities subject to the Trust Indenture Act’s requirements.

Section 304(a) (1) of the Trust Indenture Act limits the Trust Indenture Act’s coverage to:

“(A) A note, bond, debenture or evidence of indebtedness whether or not secured, or

(B) A certificate of interest or participation in any such note, bond, debenture or evidence of indebtedness or

(C) A temporary certificate for or guarantee of any such note, bond, debenture, evidence of indebtedness or certificate.”

The Contingent Payment Rights and the Termination Payment are contingent rights to receive payment. There is no guarantee that any payments will be made at all, and if payments are made, there is no way of accurately predicting

[*27]   the amount of the payments. Neither the Contingent Payment Rights nor the Termination Payment will be represented by any certificate will be interest-bearing or will constitute a note, bond, debenture or evidence of indebtedness as such terms are generally understood.

In similar circumstances the Commission Staff has consistently stated that it would not recommend enforcement action if transactions containing similar contingent payment rights occurred without any qualification under the Trust Indenture Act. See, e.g., Essex Communications Corp. (June 28, 1988); First Boston, Inc. (December 2, 1988); Lorimar, Inc. (November 4, 1985); Great Western Financial Corp. (April 14, 1983); Star Supermarkets (December 22, 1982); and Food Fair, Inc. (January 19, 1981).

V. Conclusion

On the basis of the foregoing we believe that neither the Contingent Payment Rights nor the Termination Payment are securities which must be registered under the Securities Act or the Exchange Act or qualified under the Trust Indenture Act, and that the purposes of those statutes will be adequately serve by providing the Limited Partners with the Definitive Proxy Statement in connection with their consideration  [*28]   of the Acquisition.

Accordingly, we respectfully request that the Commission Staff advise us in writing that it would not recommend any enforcement action to the Commission if the Acquisition took place without registration of the Contingent Payment Rights or the Termination Payment under the Securities Act or the Exchange Act or qualification of the Contingent Payment Rights or the Termination Payment under the Trust Indenture Act.

If you have any questions or wish to discuss this matter further, please call Michael Jacobson, James Jones or Ben Pettit collect (415) 494-7622. Additionally, if the Commission believes that it may disagree with the conclusions reached in this letter, or if the Staff believes further discussion would be beneficial, we request the opportunity to confer with the Commission Staff prior to a written response to this letter.

We have enclosed an original and seven (7) copies of this letter. Please acknowledge receipt of this letter by date-stamping the enclosed extra copy and returning it to our office in the enclosed self-addressed stamped envelope.

Very truly yours,

COOLEY GODWARD CASTRO HUDDLESON & TATUM

Michael R. Jacobson